SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 10)*

                      Matlack Systems, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           576901102
                         (Cusip Number)

                       J. Taylor Crandall
                   201 Main Street, Suite 3100
                     Fort Worth, Texas 76102
                         (817) 390-8500
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         February 25, 1998
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,742,750 shares, which constitutes approximately 19.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 8,787,162 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,573,794 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,573,794 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,573,794

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  17.9%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,742,750 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,742,750 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,742,750 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  19.8%

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 1,573,794 shares, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation, with respect to 168,956 shares.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,573,794 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,573,794 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,573,794 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  17.9%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,742,750 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,742,750 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,742,750 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 19.8%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 1,573,794 shares, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 168,956 shares.

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Working Capital

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  168,956 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  168,956 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     168,956

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  1.9%

14.  Type of Reporting Person: CO
------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:  168,956 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power:  168,956 (1)

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

     168,956 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  1.9%


14.  Type of Reporting Person: IN

------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:  168,956 (1)
Owned By
Each
Reporting      9.    Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power:  168,956 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     168,956 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  1.9%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 10, 1993, as amended by Amendment No. 1 dated November 3, 1993, Amendment No. 2 dated January 21, 1994, Amendment No. 3 dated March 4, 1994, Amendment No. 4 dated April 6, 1994, Amendment No. 5 dated August 26, 1994, Amendment No. 6, dated March 6, 1995, Amendment No. 7 dated March 30, 1995, Amendment No. 8 dated June 13, 1995 and Amendment No. 9 dated August 21, 1995 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 of Matlack Systems, Inc.


Item 1.  SECURITY AND ISSUER.

     No material change.

Item 2.  IDENTITY AND BACKGROUND.

     No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended in its entirety to read as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)     $14,809,717.63

     Bruce           Not Applicable         Not Applicable

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

     Foundation      Working Capital(1)     $ 1,475,050.65

     A. Bass         Not Applicable         Not Applicable

     R. Bass         Not Applicable         Not Applicable

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  PURPOSE OF TRANSACTION.

     The last paragraph of Item 4 is hereby amended in its entirety to read as follows:

     Except as set forth in Item 6 hereof, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety to read as follows:

     (a)

     ALPINE

     The aggregate number of shares of the Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,573,794, which constitutes approximately 17.9% of the outstanding shares of the Stock.

     BRUCE

     Because of his position as one of two general partners of Alpine and as principal of Bruce Management (which has shared investment discretion over the shares of Stock owned by the Foundation), Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,742,750 shares of the Stock, which constitutes approximately 19.8% of the outstanding shares of the Stock.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,573,794 shares of the Stock, which constitutes approximately 17.9% of the outstanding shares of the Stock.

     CRANDALL

     Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,742,750 shares of the Stock, which constitutes approximately 19.8% of the outstanding shares of the Stock.

     FOUNDATION

     The aggregate number of shares of the Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 168,956, which constitutes approximately 1.9% of the outstanding shares of the Stock.

     A. BASS

     Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 168,956 shares of the Stock, which constitutes approximately 1.9% of the outstanding shares of the Stock.

     R. BASS

     Because of his position as a director of Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 168,956 shares of the Stock, which constitutes approximately 1.9% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,573,794 shares of the Stock.

     BRUCE

     As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,573,794 shares of the Stock. As principal of Bruce Management (which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 168,956 shares of the Stock.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,573,794 shares of the Stock.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,573,794 shares of the Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 168,956 shares of the Stock.

     FOUNDATION

     Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 168,956 shares of the Stock.

     A. BASS

     As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 168,956 shares of the Stock.

     R. BASS

     As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 168,956 shares of the Stock.

     (c)  None.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 hereby partially is amended to add at the end thereof, the following:

     As of February 25, 1998, Alpine and Foundation entered into a Support Agreement with Apollo Management, L.P. ("Apollo"), Palestra Acquisition Corp. ("Merger Co.") and certain other stockholders of the Issuer (the "Support Agreement"). The following summary of the Support Agreement does not purport to be complete. Reference hereby is made to the complete text of the Support Agreement attached as Exhibit 99.2 hereto.

     Pursuant to the Support Agreement, each of Alpine and Foundation agreed to sell all shares of the Stock held by each of them to Merger Co. for $12.00 per share, upon notice from Merger Co. following the occurrence of one of the following: (i) a third party having made an Alternative Proposal (as defined in the letter of intent dated as of February 25, 1998, among Apollo, Merger Co. and the Issuer (the "Letter of Intent")); (ii) the Issuer having materially breached its obligations under the Letter of Intent or the merger agreement contemplated by the Letter of Intent (the "Merger Agreement"); or
(iii) the Issuer's stockholders having failed to approve the merger contemplated by the Merger Agreement (the "Merger"). In addition, in the event Merger Co. has purchased shares of the Stock and either sells same within one year pursuant to an Alternative Proposal as to which a definitive agreement is entered into within 120 days of the effective date of the Support Agreement or in the event the Merger is consummated at a price in excess of $12.00 per share, Merger Co. is obligated to pay Alpine and Foundation 50% of any Excess Consideration (as defined in the Support Agreement).
Alternatively, Merger Co. may elect, in lieu of purchasing shares from Alpine and Foundation, to receive from Alpine and Foundation 50% of any Excess Consideration in the event of the consummation within one year of an Alternative Proposal as to which a definitive agreement is entered into within 120 days of the effective date of the Support Agreement or in the event the Merger is consummated at a price in excess of $12.00 per share.

     The Support Agreement also requires that Alpine and Foundation vote in favor of the Merger and, as requested by Merger Co., against Alternative Transactions and Frustrating Transactions (as each are defined in the Support Agreement). In addition Alpine and Foundation granted an irrevocable proxy respecting the foregoing to representatives of Merger Co.

     Except as set forth above, the Support Agreement expires 120 days from its effective date.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1   Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.


Exhibit 99.2 Support Agreement, dated as of February 25, 1998, among Alpine, Foundation, Apollo Management, L.P., Palestra Acquisition Corp. and the other parties named therein, filed herewith.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    February 27, 1998

                                   ALPINE CAPITAL, L.P.

                                   By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager

                                  /s/ Robert W. Bruce
                                  ROBERT W. BRUCE III

                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL

                                  /s/ W. R. Cotham
                                  W. R. Cotham,
                                  Attorney-in-Fact for:

                                  THE ANNE T. AND ROBERT M.
                                    BASS FOUNDATION (1)
                                  ANNE T. BASS (2)
                                  ROBERT M. BASS (3)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange
     Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

99.1           Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

99.2 Support Agreement, dated as of February 25, 1998, among Alpine, Foundation, Apollo Management, L.P., Palestra Acquisition Corp., and the other parties named therein, filed herewith.